LAW OFFICES

NEUBERGER, QUINN, GIELEN, RUBIN & GIBBER, P.A.

27th FLOOR
ONE SOUTH STREET
BALTIMORE, MARYLAND 21202-3282
(410) 332-8550

Hillel Tendler (410) 332-8552	Fax No. (410) 951-6038 E-MAIL ADDRESS: HT@NQGRG.COM

February 23, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Champions Biotechnology, Inc. (the “Company”) File No. 0-17263

Gentlemen and Mesdames:

On behalf of the Company, we have today filed via EDGAR the Company’s Preliminary Information Statement in connection with actions taken by the written consent of shareholders owning a majority of the Company’s outstanding shares.

The Preliminary Proxy Statement includes a description of the adoption of the Company’s 2010 Equity Incentive Plan (the “Plan”) which reserves 30,000,000 shares of the Company’s Common Stock for option grant and issuance under the Plan. On behalf of the Company, we hereby advise the Commission, as supplemental information, that the Company intends to file a registration statement under the Securities Act with respect to the 30,000,000 shares to be available under the Plan by June 30, 2011.

In accordance with Rule 14c-5(c), please be advised that the Company intends to mail the Definitive Information Statement to its security holders on or about March 7, 2011.

If you have any questions or comments, please contact me at 410-332-8552.

Very truly yours,

/s/ Hillel Tendler

Hillel Tendler

HT/dam